MESSINA MINERALS INC.

MESSINA MINERALS INC.

Second Quarter Report
For the six months ended March 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 15, 2006

This Management Discussion and Analysis is provided for the purpose of reviewing the second quarter of 2006, and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the periods ending March 31, 2006 and 2005, as well as the audited financial statements for the year ended September 30, 2005. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. is a well-structured base metals and gold exploration company based in Vancouver, Canada with an exploration office and active projects in Newfoundland and gold exploration assets in Ontario. The Company has acquired exploration properties within belts of proven geological merit with nearby mining infrastructure. In December 2004, the Company made a new zinc-lead-copper-gold-silver discovery on its property in central Newfoundland which highlights the great prospectivity of the Company's Newfoundland properties overall. Throughout 2005, the Company has continued work to expand the new "Boomerang" zone of mineralization, as well as drill test other targets in an attempt to establish a "camp" comprised of several areas of base metal deposition. In early 2006 the Company has made a second discovery of zinc-lead-copper-gold-silver at "Domino" which demonstrates the increased prospectivity of the property and also demonstrates the potential for a "camp" comprised of multiple lenses of significant mineralization.

During the fiscal year ended September 30, 2005, the Company raised a total of $3,393,490 in brokered and non-brokered private placements and realized an additional $1,498,911 through the exercise of warrants and options. During the first quarter ending December 31, 2005, the Company closed a brokered private placement for gross proceeds of $4,171,550. In summary, the Company has been successful in raising the funds necessary to finance its exploration campaign planned for 2006. On May 9, 2006 the Company announced its intention to raise $6,000,000 through a non-brokered private placement to be used to accelerate and expand the 2006 exploration program. This financing has not closed as of the date of this circular.

The Company's business is managed by directors, officers, employees and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

Overall Performance

Messina Minerals Inc. is a Canadian mineral exploration company with extensive mineral land holdings totalling 28,894 hectares (289 square kilometres) in central Newfoundland prospective for zinc-copper-silver-gold massive

sulphide deposits. The Company believes its properties hold considerable exploration potential for the discovery of large-tonnage and high-grade base metal deposits. The drill intersection made by the Company in December 2004 of new zinc-lead-copper-silver-gold mineralization at the Boomerang Prospect on the Tulks South Property in Newfoundland demonstrated the potential of the region for exploration discovery. Three drills were utilized from early February until early December 2005 without a significant break testing primarily for strike extensions to the Boomerang mineralization. A total of approximately 32,000 meters of drill core have been recovered from drilling operations during the calendar year 2005. The high-grade nature of the December 2004 discovery hole mineralization has been confirmed and repeated in many holes drilled during 2005, and length, width, and depth characteristics of the Boomerang prospect are being defined. In February 2006, the Company intersected a second zone of high-grade mineralization at "Domino" adjacent to the Boomerang discovery. From February to May, drilling has focussed on Domino which to date has now been extended to a 200 meter strike length. There is the added possibility of future exploitation of some of the mineralization currently identified within the Company's properties resulting from the construction nearby of a base metal mill scheduled for completion by year-end 2006.

Management considers the Company as a junior exploration company with advanced stage exploration properties that may yield quantifiable mineral resources as these properties undergo further testing. Management feels that the programs completed to date on its central Newfoundland properties have yielded exploration results that warrant ongoing expenditures. The Boomerang and Domino massive sulphide lenses have each demonstrated continuity of mineralization containing economically significant grades. A budget of minimum $2.2 million has been approved by Directors for 2006 exploration efforts. An improved economic climate in the mineral industry assisted in Messina's efforts to raise funds during 2005; this economic environment is expected to continue into 2006.

Financial Health for 2006

Messina has raised funds for exploration throughout 2005 and has announced a new financing in May 2006. The pricing of each successive financing has intentionally been higher than the last to protect existing shareholders. Many of these new shareholders are professionally managed resource funds that recognize the opportunity for additional capital appreciation. During the fiscal year ended September 30, 2005, the Company continued to focus its efforts on the exploration of its Newfoundland properties acquired in fiscal 2003 and 2004. To this end, the Company completed three private placement financings to raise gross proceeds during the 2005 fiscal year of $3,393,490, of which $790,500 was raised by the issuance of flow-through securities. On May 9, 2006 the Company announced its intention to raise $6,000,000 through a non-brokered private placement to be used to accelerate and expand the 2006 exploration program. This financing has not closed as of the date of this circular.

The Company expended $844,373 in exploration costs during the second quarter of fiscal 2006, compared to $539,366 in the same quarter of the previous year, signifying a significant increase in exploration activity. The Company's general and administration expenses of $138,900 and resulting net loss of $107,717 for the period compare favourably to expenditures of $186,515 and a net loss of $180,527 in the second quarter of the previous year.

Outside Recognition

The market capitalization of Messina has had a twelve-fold increase year-over-year from September 30, 2004 to September 30, 2005. In December 2005 as a result, Messina Minerals Inc. was recognized as a TSX Venture 50™ company for 2005, a ranking of the top 50 public venture capital companies listed on the TSX Venture Exchange. (TSX Venture 50 is a trademark of TSX Inc. and is used under licence.) The common shares of the Company are traded on the TSX Venture Exchange under the symbol "MMI".

Investor Awareness

The Company has embarked upon several investor awareness initiatives including investor conference participation and print and web media advertising of the Company and its prospective properties. The Company had a display booth in Vancouver at the Cordilleran Round-up conference in January 2006, presented a talk in Toronto at a broker-sponsored conference in mid-February 2006, and had an information booth and core display in Toronto at the Prospectors and Developers Association of Canada convention in March 2006. The Company has run print ads in various trade publications in the recent quarter. These initiatives have led to a greater number of prospective investors inquiring about the Company and its properties and are generally deemed successful in fulfilling the objective of growing the Company's shareholder base. These efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing and expanding these awareness initiatives, subject to future budget constraints.

Property Expenditure Milestone

During fiscal 2005, the Company fulfilled its expenditure requirements to earn a 100% interest from Falconbridge Limited (formerly Noranda Inc.) on the Tulks South Property which hosts the Boomerang discovery. Falconbridge formally acknowledged that Messina has satisfied all requirements and earned a 100% interest described in the Company's News Release dated April 19, 2006. Falconbridge still retains a residual right to back in for 50% if >10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report. If Falconbridge exercises the back in right it would pay 150% of feasibility costs to that point or revert to a 2% net smelter return royalty.

The Company has now eliminated a significant risk of ownership on its principal landholding that hosts the Boomerang and Domino lenses of base metal mineralization. With title to these prospective mineral lands transferred from Falconbridge to the Company, Messina will control this valuable asset for the foreseeable future.

Strong Commodities Outlook

Base metal commodity prices have more than quadrupled from the level reached during 2002 as metal stockpiles have declined, generally believed to be a result of growth in the Chinese and Indian economies. The zinc price is near an all-time high reached May 11 of $1.72 U.S. per pound and currently above $1.50 per pound. Copper is similarly near all-time high prices of $3.60 U.S. per pound. The price of gold hit a peak of $720 U.S. on May 11 and is currently above $680 per ounce. Zinc, copper, and gold are important economic elements of the Boomerang mineralization. The outlook for zinc particularly is very good for several years. High commodity prices will help keep the investment market focused on Messina and the potential for capital appreciation.

Results of Operations

Exploration Results 2006

The Company's management believes there is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, and has previously acquired the contiguous Costigan Lake and Eagle properties. During the period, the Company staked the Victoria Mine property located 30 km to the northeast also within the Tulks Volcanic Belt. Subsequent to the period, the Company staked additional ground adjacent to the Victoria Mine property, and also staked a small property 10km southwest of Victoria called the Bobby's Pond property in the immediate vicinity of both the Bobby's Pond and Daniels Pond massive sulphide deposits. Each of the Tulks and Long Lake volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has several zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Continued commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility, a network of active logging haulage roads, and a nearby base metal mine and mill under construction which is scheduled for completion during 2006.

Regional Activity

In December 2004, Aur Resources announced the decision to develop the Duck Pond copper-zinc deposit. This project is located approximately 45 km east-northeast of the Company's lands. The Company's Directors, some Officers, and some field personnel were graciously allowed a tour of the Duck Pond project in mid-2005. A second visit has received planning permission for September 2006. Mine development and mill construction are expected to be complete in September-October 2006. This facility is a very positive development for the region's mineral resources.

Tulks South Property, Newfoundland

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Falconbridge Limited (formerly Noranda Inc.) agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements totaling $1.75 million. During fiscal 2005, the Company fulfilled its expenditure requirements to earn a 100% interest from Falconbridge Limited (formerly Noranda Inc.) on the Tulks South Property which hosts the Boomerang discovery. Falconbridge formally acknowledged that Messina has satisfied all requirements and earned a 100% interest described in the Company's News Release dated April 19, 2006. Falconbridge still retains a residual right to back in for 50% if >10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report. If Falconbridge exercises the back in right it would pay 150% of feasibility costs to that point or revert to a 2% net smelter return royalty.

The Company has now eliminated all risk of ownership on its principal landholding that hosts the Boomerang and Domino lenses of base metal mineralization. With title to these prospective mineral lands transferred from Falconbridge to the Company, Messina will control this valuable asset for the foreseeable future.

The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. The Company has focused on several zones within the Tulks South Property with significant results described below.

Property Scale Survey

In July 2005 the Company flew an airborne photogrammetry survey that included collection of detailed elevation data over the Tulks South Property as part of a larger survey over all of the Company's lands in central Newfoundland. In addition, a more detailed survey was flown over the area of the Boomerang massive sulphide to provide better topographic elevation control to drilling. The data obtained will be used to pinpoint all features on the ground and provide digital elevation models and accurate 3-D modeling of mineralized zones. A final product has been received from the contractor during this fiscal period.

Boomerang Massive Sulphide Discovery

In December 2004 the Company made a new discovery of high-grade massive sulphide mineralization containing copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property. Discovery hole GA04-11 intersected a 14.6 meter interval of massive sulphides at a vertical depth of 240 meters on section 3300E. A 13.9 meter subinterval contains significant copper, lead, and zinc sulphides assaying 0.7% copper, 4.0% lead, 13.6% zinc, 102 g/t silver and 1.0 g/t gold.

From January to December 2005, the Company has used up to four diamond drill rigs and completed over 32,000 meters of drilling targeting the new Boomerang Discovery and immediate area. Drilling resumed in this area in early February 2006 testing the "Domino" anomaly; results in 2006 at Domino are described separately below. At the Boomerang prospect, drilling has intersected massive sulphide mineralization from between 75 meters to 500 meters vertical depth below surface, and over a horizontal distance of 400 meters from section 3350E to 2950E. Hole results by section, including assay results, from, to, interval, true thickness, and vertical depths below surface are tabulated below, presented from west to east.

Section 2950E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-94	1144	-261	280.90	287.25	6.35	4.9	0.2	0.9	1.0	61	1.0
GA05-90	1132	-273	297.15	302.90	5.72	4.3	0.2	2.6	3.2	112	1.5

Section 3000E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-83	1145	-260	277.7	288.4	10.65	8.2	0.6	5.2	11.6	173	2.4
GA05-89	1126	-279	299.92	307.05	7.13	5.2	0.4	2.3	4.6	86	1.0
GA05-86	1102	-303					No significant assay				

Section 3050E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-88	1154	-251	266.7	276.22	9.52	7.5	0.4	4.4	5.8	189	3.4
GA05-79	1139	-266	284.5	298.5	14.0	10.8	0.7	5.5	7.7	179	4.0
GA05-85	1122	-283	307.2	310.9	3.7	2.7	0.5	4.8	13.5	115	1.5

Section 3100E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-46	1146	-259	301.05	301.45	0.4	0.3	1.0	9.0	10.3	301	3.2
GA05-60	1135	-270	291.1	307.7	16.6	13.0	0.6	5.0	6.8	180	3.6
including			296.7	303.35	6.65	5.2	0.9	8.1	11.9	288	4.9
including			299.0	301.95	2.95	2.4	1.3	11.8	16.2	445	5.7
GA05-48	1123	-282	302.7	326.0	23.2	16.0	0.4	1.1	4.2	36	0.5
including			304.7	308.85	4.2	2.9	2.0	3.6	17.1	142	2.1
GA05-50	1107	-298	312.25	318.4	6.15	5.0	0.4	2.6	10.0	78	0.7
GA05-55	1077	-328	334.1	335.6	1.5	1.2	0.4	1.7	1.4	65	0.9

Section 3150E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-57	1165	-240	293.4	295.3	1.5	1.3	0.3	2.8	4.6	143	2.3
GA05-52	1157	-248	289.95	297.85	7.9	7.2	0.7	6.0	6.9	206	4.1
GA05-43	1144	-261	279.45	302.65	23.2	18.0	0.6	4.4	10.4	164	3.0
GA05-47	1106	-299	314.55	322.9	8.35	7.1	0.4	1.8	6.1	74	1.1
GA05-49	1058	-347					No significant assay				

Section 3200E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA04-10	1185	-220	225.8	245.6	19.8	13.9	0.1	0.4	0.7	18	0.4
GA05-41	1161	-244	272.4	292.45	20.05	14.0	1.0	6.9	9.3	253	4.0
GA05-39	1123	-282	305.9	313.6	7.7	5.5	0.8	6.4	10.7	281	2.4
GA05-37	1087	-318	333.7	337.9	4.2	3.5	0.4	3.9	9.3	163	1.3
GA05-38	1011	-394	409.6	414.1	4.5	3.0	0.3	1.6	1.9	52.5	1.2

Section 3250E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-53	1314	-91					No significant assay				
GA05-51	1303	-102					No significant assay				
GA05-63	1257	-148					No significant assay				
GA05-61	1218	-187	204.0	209.9	5.9	5.0	0.4	3.0	3.5	94	2.8
GA05-58	1194	-211	221.75	231.25	9.5	8.1	0.4	2.0	4.0	73	1.4
GA05-32	1172	-233	259.4	277.7	18.3	14.4	0.5	3.3	5.2	115.3	2.5
GA05-25	1137	-268	274.0	302.9	28.9	20.9	0.5	1.8	6.6	80.2	0.8
GA05-30	1099	-306	330.0	335.3	5.3	4.4	0.4	2.8	11.0	84.2	1.0
GA05-65	1061	-344					No significant assay				

Section 3300E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1410	0									
GA05-23	1354	-56				0	-	-	-	-	-
GA05-22	1302	-108	112.2	121.9	12.7	9.7	0.6	3.8	4.5	245	6.0
GA05-20	1267	-143	162.35	175.1	12.75	10.2	0.2	1.1	1.9	35	0.9
GA05-15	1228	-182	215.4	226.5	11.1	7.5	0.2	0.9	1.7	44	1.0
GA05-12	1174	-236	248.25	261.3	13.05	9.5	0.7	3.5	9.6	126	1.4
GA04-11	1140	-270	274.7	288.6	13.9	9.2	0.7	2.6	13.6	102	1.0
GA05-16	1063	-347	360.9	367.65	6.75	4.2	1.5	6.3	18.3	159	0.8
GA05-19	1042	-368	376.0	380.35	4.35	3.8	0.3	1.3	3.3	28	0.2
GA05-21	906	-504	515.1	515.95	0.85	0.5	0.2	1.0	3.9	37	0.1

Section 3350E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-59	1325	-80					No significant assay				
GA05-56	1289	-116	131.45	132.45	1.0	0.8	1.9	4.8	5.4	164	3.6
GA05-64	1238	-167					No significant assay				
GA05-62	1207	-198	218.5	222.3	3.8	3.2	0.7	2.2	11.2	97	1.1
GA05-36	1177	-228	280.05	285.7	5.65	4.8	0.7	2.0	5.8	25	0.1
GA05-33	1163	-242	281.4	293.5	12.1	9.7	0.5	1.8	8.5	59	0.4
GA05-66	1136	-269	308.5	314.2	5.7	4.8	0.6	2.5	14.9	67	0.7
GA05-31	1104	-301	333.7	341.0	7.3	5.5	0.4	0.3	1.8	10	0.1
GA05-27	1091	-314	332.7	334.5	1.8	1.3	0.7	6.2	14.9	202	1.7
GA05-24	1051	-354	369.8	371.2	1.4	0.9	1.4	3.3	5.0	411	0.8

Section 3400E

A total of five drill holes on section 3400E returned anomalous but not significant assays at the Boomerang zone on this section.

Section 3500E

A total of five holes have been drilled on section line 3500E, including three holes by the Company during the period and two by Noranda in the 1990's. All five holes have intersected strong volcanogenic alteration and pyritic alteration. However, the Company's geologists interpret that the Boomerang massive sulphides may recur further to the east. Eastward step-out drilling will be conducted to test this target area in 2006.

Domino Massive Sulphide Discovery

On February 27, 2006 the Company announced a second discovery of high-grade massive sulphide mineralization containing zinc-lead-copper-gold-silver mineralization in the second drill hole completed at the Domino prospect on the Tulks South Property. Domino discovery hole GA06-96 intersected a 10.58 meter interval of massive sulphides assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold on section 3700E at a vertical depth of 475 meters. Results from a total of 7 drill holes have been announced between February 2006 and May 4, 2006.

A preliminary summary of drill holes which have intersected significant "Domino" mineralization is listed in the following table. Not all data has been compiled or is available at this time.

Table of Significant Domino Mineralization to Date:

Hole ID	Section	Depth (m)	From (m)	To (m)	Core Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface		0								
GA06-103	3580E	-440	502.08	503.17	1.09	0.4	3.0	8.1	158	0.9
GA06-107	3580E	-460	524.70	525.86	1.16	1.1	7.9	17.4	322	1.1
GA06-100	3620E	-450	514.02	517.55	3.53	1.0	8.7	23.8	267	1.3
GA06-96	3700E	-475	536.50	547.08	10.58	0.5	5.5	7.3	128	1.0
including			543.45	547.08	3.63	0.5	7.4	12.1	219	1.4
GA97-05	3800E	-515	555.5	559.1	3.6	0.5	2.5	7.0	73	0.6

Three additional holes have been completed during the period which tested the Domino target area. Holes GA06-95, GA06-98, and GA06-105 did not have significant assay results. All three holes tested beneath the Domino target. Only two other holes, GA05-73 and GA04-09, have targeted in proximity to the Domino zone. Both of these holes tested above the Domino target; both did not have significant assay results. A Vertical Longitudinal map of all drilling intercepts in the Domino area is available on the Company's website.

The Company is excited by the potential of the Boomerang and Domino Discoveries; the high-grade nature of the mineralization, the observed thickness of the metal-bearing intercepts, and the lateral continuity exhibited to date in both massive sulphide deposits are extremely positive. The area also has excellent available infrastructure, including power lines, roads, and an 1800 tonne per day base metal mill within trucking distance.

Evidence from gravity, HLEM, soil sampling, prospecting, and surface mapping surveys indicates the Boomerang horizon has a regional extent of at least 6 km, including the contiguous Zinc Zone anomaly and Pats Pond Brook massive sulphide occurrence.

Zinc Zone

The Zinc Zone lies along strike one kilometer to the west of the Boomerang discovery. Historically it is an area of intense volcanogenic alteration known for a very high zinc-in-soil anomaly over a 600 meter strike length. Gravity surveying has shown a gravity (density) anomaly, of a magnitude similar to or greater than that which corresponds to Boomerang, situated between grid sections 2600E to 1600E. The Company drilled three holes on section 2600E as part of the westernmost tests targeting Boomerang. Drilling has shown the sequence of chert and massive pyritic sulphides extend from Boomerang continuously to 2600E which directly connects the Boomerang mineralization with the Zinc Zone gravity anomaly and soil anomaly target. Drilling is planned for the Zinc Zone target during the spring of 2006.

The volcanogenic alteration extends through the Zinc Zone and continues to the west another three kilometers to Pats Pond Brook where prospectors have located another occurrence of (pyritic) massive sulphides.

Baxter Pond

The Baxter Pond alteration zone is another area of intense volcanogenic alteration. The Company identified an airborne magnetic and electromagnetic signature similar to Boomerang in the Baxter Pond area, interpreted to be the fault offset to the east of the Boomerang sulphide horizon. The Company drilled three holes in 2005, BA05-01 to BA05-03 totalling 953.7 meters, over a 3.3 kilometer strike length testing for the Boomerang horizon. All three holes intersected Boomerang lithologies and stratigraphic sequence, as well as volcanogenic alteration consistent with the Boomerang mineralized system. Ground gravity surveying will be conducted here in 2006 to find specific targets within this area of favourable Boomerang stratigraphy.

Tulks East Massive Sulphide Prospect

Tulks East is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery.

In general, previous work on the Tulks East deposit area by Messina and others includes approximately 14,500 meters of drilling in 87 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone. The A Zone lens is 30 meters thick and has been drilled to 250 meters depth and remains open along strike and at depth. The lens exhibits classic metal zonation; the deepest section drilled on the A Zone has the highest metal concentrations suggesting better grade at depth. The B Zone lens has been traced 180 meters along strike and 255 meters down-plunge. The B Zone remains open to depth.

In June 2004 the Company targeted the Tulks East B Zone to test the continuity and geometry of the plunging B Zone mineralization, to test near surface for possible open-pit material and for strike extensions of the mineralization, and to provide material for mineralogical and metallurgical test work. The 2004 results have extended the strike length of the B Zone to the east and indicated the B Zone mineralization is accessible at surface (see News Release October 6, 2004). The results also affirm the continuity and grades reported by previous operators. In addition, Messina has received mineralogical and metallurgical assessments of B Zone mineralization conducted independently by SGS Lakefield Research of Lakefield, Ontario. Both these assessments are positive in that the base metal-bearing sulphides have simple grain relationships and textures that permit a clean separation of zinc- from copper-sulphides with common metallurgical extraction techniques.

In the fall of 2005, the Company drilled hole TE05-86 totaling 382.8 meters to test the Tulks East A Zone 100 meters along strike. TE05-86 intersected a 9.65 meter subinterval of massive sulphides from 338.45 to 348.1 meters which assays 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver, and 0.3 g/t gold. The intersection occurs within a 22.25 meter interval of massive sulphide mineralization from 338.45 to 360.7 meters at a vertical depth of approximately 260 meters. The true thickness of the 22.25 meter massive sulphides is estimated to be 18 meters with an 80° (near vertical) dip.

TE05-86 is a 100 meter step-out to the northeast from hole TE99-04 (drilled by a past explorer) which intersected 30.5 meters of massive sulphides with a 7.0 meter subinterval containing 5.1% zinc and 0.3% copper. The A Zone was discovered in the late 1970's and tested along a 225 meter length prior to hole TE05-86. The distribution of

zinc and copper within the A Zone exhibits zonation. Holes contain pyrite with low base metals to the southwest; the amount of metals and particularly zinc generally increases to the northeast. The Company interprets this metal increase to be consistent with classic zonation models in volcanic-hosted massive sulphide deposits and used this model to successfully predict an increase in base metal content at the position of TE05-86.

In September to December 2005, the Company completed 100 line kilometers of linecutting and gravity surveying starting at Tulks East. Results of the gravity survey indicate large anomalies in the area of Tulks East prospect and at the Middle Tulks massive sulphide discovery (see below) made by the Company last year. A map of the gravity data is available on the Company's website.

Middle Tulks Prospecting Discovery

In October 2005, the Company's prospectors discovered a new zone of outcropping massive sulphides in the Middle Tulks area of the Tulks South Property, located 17 kilometers northeast of the Boomerang discovery and approximately 3,500 meters southwest along strike from the Tulks East prospect. The Middle Tulks sulphide zone was exposed over a one meter width and is comprised primarily of pyrite with visible zinc-sulphides (sphalerite). One sample returned values of 0.3% copper, 0.6% lead, 1.9% zinc, 47 g/t silver and 0.3 g/t gold. Two large 500 pound boulders of pyritic massive sulphides and one smaller boulder assaying 5.6% copper and 0.9% zinc have been located nearby and are considered to be close to their primary source and related to the new outcrop discovery. In addition, an associated and distinctive zone of massive chlorite-pyrite footwall alteration zone has been recognized (the plumbing system) and traced over 600 meters along strike.

The results to date at Tulks East and Middle Tulks are extremely encouraging. The massive sulphides are part of a massive sulphide-mineralized system that extends for at least four kilometers which is a similar scale to that observed at the Boomerang prospect.

Long Lake Property, Newfoundland

The Long Lake property was comprised of 8,783.95 hectares or 88 square kilometers of prospective mineral lands covering most of the Long Lake volcanic belt. On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Falconbridge Limited (formerly Noranda Inc.) to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Falconbridge Limited agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. In November 2005 Falconbridge Limited agreed to allow the Company an additional term until December 31, 2007 to fulfil its expenditure requirements. The extension allows the Company to more effectively target its ongoing exploration programs on this property. To earn its interest, the Company was required to incur $1,293,871 in exploration expenditures by August 31, 2005. At December 31, 2005 $1,040,674 remains to be incurred.

The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Subsequent to the period, Messina received acknowledgement from Falconbridge allowing a portion of the property, termed the Aldrin-Long Lake Property, to be optioned to Aldrin Resource Corp (see below) providing the terms of the original agreement with Falconbridge are met.

Aldrin – Long Lake Property, Newfoundland

The Company entered into an option agreement dated January 6, 2006 with Aldrin Resource Corp whereby Aldrin can earn an undivided 50% interest in Messina's interest in a portion of the Long Lake Property termed "Reid Lot 229" totaling 4,008.95 hectares in area, comprising approximately half of the total Long Lake Property. To earn its interest, Aldrin must incur $300,000 in exploration expenditures before December 31, 2006 and a further $500,000 before December 31, 2007, issue to Messina a total of 1,000,000 shares on or before August 31, 2007, and pay Messina the sum of $600,000 on or before December 31, 2007. Messina is operator during the earn-in phase and becomes operator if a joint venture is formed. A requirement of the option was the consent of Falconbridge Limited which has now been received as reported in the Company's News Release dated May 3, 2006.

A new airbourne magnetic and electromagnetic survey has been flown over the Aldrin-Long Lake Property. Results have been received subsequent to the period. Interpretation and recommendations for further work will follow.

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization on The Aldrin-Long Lake property including the Main Zone, the South Zone, and the East Zone. An historical estimate of the inferred mineral resource at the Main Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource, nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate characterizing in-ground mineralization only and is not a NI 43-101 conforming resource classification.

Two additional massive sulphide zones, namely the South Zone and the East Zone have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters.

Long Lake Property, Newfoundland

The remaining portion of the Long Lake property is now comprised of 4,775 hectares or 48 square kilometers of prospective mineral lands. The most significant zone of mineralization on this property, the Lucky Gnome Zone, was discovered by drilling in 2002 and consists of a sequence of massive pyrite and associated magnetite-chlorite-barite exhalite. The Company conducted a drill program on the Long Lake Property in September 2005 totalling 715.7 meters in three drill holes targeting the Lucky Gnome massive sulphide prospect. The holes intersected alteration containing anomalous base metals however none of the holes intersected massive sulphides. The

importance of the Lucky Gnome prospect has been downgraded however the Lucky Gnome horizon remains prospective along strike. The property will remain in good standing without further expenditure until January 29, 2008.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland, which are the focus of Messina's exploration activities. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. The 2005 work program consisted of completing a photogrammetry survey over the property (as part of a larger survey) and diamond drill -testing the exhalite horizon. One hole totaling 280 meters of drilling was completed in October 2005. The hole intersected several magnetite-rich horizons however no significant assays were reported. Additional work may be proposed in 2006 following a continuing review of 2005 exploration results. The property remains in good standing until 2009 without further expenditure.

Eagle Property, Newfoundland

The Eagle Property is located in central Newfoundland contiguous with the Company's Tulks South Property. The property includes three mapstaked licences totalling 100 claims covering 2,500 hectares along an 11 kilometer corridor which covers areas the Company believes are prospective for "Eagle-Zone style" gold mineralization. The 2005 work program consisted of completing a photogrammetry survey over the property (as part of a larger survey) as well as limited mapping and prospecting work. A larger work program was planned for 2005 however the Boomerang drilling program took precedence. This property is prospective and additional evaluation is planned for 2006. Subsequent to the period, this property has been merged with the Tulks South Property for administrative ease.

Lloyd's River Property, Newfoundland

In March of this year, the Company optioned the Lloyd's River massive sulphide property, encompassing 60 claims totaling 1,500 hectares contiguous with and 3.5 kilometers from the Boomerang discovery. Exploration work undertaken failed to discover the source of a massive sulphide boulder and no additional work was recommended. The Company terminated its option on the property in December and all amounts have been written off as of September 30, 2005.

Victoria Mine Property, Newfoundland

The Victoria Lake property is comprised of 12 mineral claims totaling 300 hectares acquired by staking on February 13, 2006. Subsequent to the period, an additional 24 mineral claims totaling another 600 hectares were staked. The

property covers altered felsic volcanics adjacent to the historic producer Victoria Mine which produced copper and zinc at the turn of the century. A total of $7,200 is required to be spent on the total property before mid-February 2007 to maintain the property in good standing.

Ontario Properties

The Ontario Properties are comprised of the Pukaskwa Property and the Mishi Leases in Ontario. The properties are prospective for gold. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares upon acceptance by the TSX Venture Exchange and a further 300,000 common shares over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval. The Mishi Leases require a nominal payment annually to the Ontario government to maintain in good standing.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to March 31, 2006
$60,000 – August 2004	-$50,000 for Property Exploration on Tulks South Property -$10,000 for working capital	$50,000 on Tulks South
$177,000 – November 2004	-$177,000 for Property Exploration on Tulks South Property	$177,000 on Tulks South
$700,000 – January 2005	-$200,000 for Property Exploration on Tulks South Property, -$500,000 for working capital	$200,000 on Tulks South
$2,516,490 - February 2005	-$413,500 for Property Exploration on the Company's Newfoundland properties, -$2,102,990 for working capital	$ 413,500 on Tulks South
$4,171,550 – October 2005	-$4,171,550 for Property Exploration on the Company's Newfoundland properties;	$2,370,597

Summary of Quarterly Results

QUARTER ENDING	Mar. 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar. 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004
	$	$	$	$	$	$	$	$
Loss before income taxes	(107,717)	(42,998)	(417,815)	(274,132)	(1,534,190)	(94,257)	(96,342)	(60,725)
Loss Per Share	(0.00)	(0.00)	(0.01)	(0.01)	(0.08)	(0.01)	(0.01)	(0.01)

Messina's loss before income taxes for the quarter was $107,717 as compared to $1,534,190 for the same period last year. Included in last year's amount is a charge for stock-based compensation in the amount of $1,353,663 relating to employee stock options granted during that quarter. For the current quarter, this charge was $Nil. After adjusting for the stock based compensation amount, the expenses for the current quarter decreased by $47,615 over the comparable period from 2005, which is accounted for by decreased financing activity resulting in a reduction in professional and regulatory fees. In addition, interest income increased by $25,195 as a result of investing funds raised through financing which were not yet required.

Capital Resources and Liquidity

During the first quarter, the Company completed a partially brokered private placement of 2,528,212 flow through shares for total proceeds of $4,171,550. At March 31, 2006 the Company had $3,593,854 in working capital as a result of funds raised during this first quarter which are not yet expended on exploration. A further private placement was announced subsequent to the period end to raise $6,000,000 through the issue of up to 2,125,000 flow-through shares at a price of $2.00 per unit and up to 1,000,000 non flow-through units at a price of $1.75 per unit. Each unit consists of one common share and one-half of one share purchase warrant with each whole warrant exercisable at $2.00 for two years.

The Directors have approved a minimum $2.2 million for exploration of its central Newfoundland properties in 2006, a result of continued exploration success in 2005. Messina has sufficient working capital to continue exploration of its properties at this reasonable pace of expenditure. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

Transactions with Related Parties

During the six month period ended March 31, 2006 Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $9,780 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued management fees of $48,611 to Peter Tallman, President of the Company.
c) Paid or accrued geological consulting and equipment rental fees of $74,638 to a company controlled by Kerry Sparkes, Vice President, Exploration, which have been included in deferred exploration cost.
d) Paid or accrued geological consulting and equipment rental fees of $54,356 to Peter Tallman, President of the Company, and companies controlled by Peter Tallman, which have been included in deferred exploration cost.
e) Paid or accrued legal fees of $34,805 to a company controlled by David McCue, a Director of the Company.

Included in accounts payable is $18,755 owing to directors, officers and/or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, Messina has an obligation to issue shares to Tulks Resources Ltd. for property option payments. Peter Tallman is a director of Tulks Resources Ltd.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Risk Factors

Companies involved in the mineral exploration industry are faced with many risk factors. The following selected risk factors are those management views as the most germane to the Company at this stage in the Company's growth. While it is not possible to eliminate all the factors inherent in the mineral exploration business, the Company, through ongoing assessment, strives to mitigate these risks to ensure the protection of its assets.

Exploration and Development Risk

Mineral exploration and development involves a high degree of risk and few properties explored are ultimately developed into producing mines. There is no assurance that any mineral resources identified and defined can be commercially mined Messina attempts to mitigate these risks by conducting exploration programs and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these studies.

Financing Risk

Messina has limited financial resources and relies upon the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital

deployment. The Company has been successful in the past in obtaining financing though the placement of equity, however there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable.

Political and Legislative Risk

The Company's properties are located in Canada. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected, to varying degrees, by changes in federal or provincial legislation and regulations and the affects of any changes cannot be accurately predicted. The Company identifies changes and potential changes in environmental legislation, regulations, and 'best practices guidelines' as one source of potential risk in this regard.

Business Cycle Risk

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the exploration of its properties and further the Company's long term plan. Commodities prices are generally regarded to behave cyclically and are currently at new relative highs with favourable future outlooks, which reflects favourably on the prospects of the Company. There can be no assurance that these conditions will remain, and the Company can be adversely affected by a change in cyclical market direction. Any changes in general market conditions are beyond the control of the Company.

Outstanding Share Data

At March 31, 2006 the Company had 29,480,860 common shares outstanding, valued at $19,180,932.
Options outstanding at March 31, 2006 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Gary McDonald	75,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
David McCue	25,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
John Pallot	125,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Susan Tessman	100,000	January 20, 2005	$ 1.55	January 20, 2007	Officer
Peter Mordaunt	500,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Employees	100,000	January 20, 2005	$ 1.55	January 20, 2007	Employee
Sparkes Consulting	50,000	January 20,2005	$ 1.55	January 20, 2007	Consultant
David McCue	50,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	75,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	500,000	February 2, 2005	$ 1.60	February 1, 2007	Director
Employees	75,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Kerry Sparkes	50,000	June 6, 2005	$ 1.60	June 6, 2007	Consultant
Employees	120,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Steven Brunelle	150,000	Sept 6, 2005	$ 1.51	Sept. 6, 2007	Director
David McCue	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
John Pallot	25,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
Gary McDonald	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
TOTAL	2,170,000				

At March 31, 2006 the Company had the following share purchase warrants outstanding:

	Number of Warrants	Number of Shares	Exercise Price	Expiry Date
	62,500	62,500	$ 0.25	August 14, 2006
	442,500	442,500	$ 1.00	January 19, 2007
	200,000	200,000	$ 1.25	January 19, 2007
	775,185	775,185	$ 1.60	February 16, 2007
	137,834	137,834	$ 1.75	February 16, 2007
	184,640	184,640	$ 1.65	October 6, 2006
TOTAL	1,802,659	1,802,659		

During the quarter, 775,185 warrants exercisable at $1.60 and 137,834 warrants exercisable at $1.75 expiring February 16, 2006 were extended to expire at February 16, 2007. Subsequent to the quarter end, 5,000 warrants were exercised at $1.00.

Outlook

During 2006, Messina expects to conduct the most extensive exploration program of the Tulks South Property the property has ever seen. Results from 2005 have shown that the property can host significant base metal mineralization; the objective of the 2006 exploration program is to locate more of this mineralization from which the Company would be prepared to calculate a resource.

Additional Information

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

Additional Information for Venture Issuers without Significant Revenue

Deferred Exploration Expenditures
Three Months Ended March 31, 2006

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total March 31 2006
Deferred exploration costs							
Balance, beginning of period	11,252	4,380,973	22,844	25,556	253,197	-	4,693,822
Additions during the period:							
Assays, testing and analysis	-	10,866	-	-	-	-	10,866
Camp construction and supplies	-	31,372	-	200	2,949	-	34,521
Diamond drilling	-	312,879	-	-	-	-	312,879
Equipment rental	-	83,190	-	2	832	-	84,024
Geology, geophysics and		-	-	-	-		
prospecting	-	257,166	-	169	8,547	-	265,882
Labour	-	20,316	-	-	21,600	-	41,916
Staking, recording and		-	-	-	-		
lease rental	-	2,470	-	-	-	-	2,470
Surveying	-	32,400	11,952	6,048	40,000	-	90,400
Transportation and travel	-	1,415	-	-	-	-	1,415
	-	752,074	11,952	6,419	73,928	-	844,373
Written off during the period	-	-	-	-	-	-	-
Balance, end of period	11,252	5,133,047	34,796	31,975	327,125	-	5,538,195

Deferred Exploration Expenditures
Three Months Ended March 31, 2005

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total Mar 31 2005
Balance, beginning of period	$ 30,013	$ 588,300	$ 11,119	$ 2,987	$ 53,182	-	$ 685,601
Assays, testing and analysis	-	7,046	-	-	-	-	7,046
Camp construction and supplies	-	27,216	-	-	-	-	27,216
Diamond drilling	-	190,490	-	-	-	-	190,490
Equipment rental	-	5,806	-	-	-	-	5,806
Field office and miscellaneous	-	-	-	-	-	-	-
Geology, geophysics and prospecting	-	72,772	-	-	-	-	72,772
Labour	-	-	-	-	-	-	-
Staking, recording & lease rental	-	-	-	-	-	-	-
Transportation and travel	-	1,891	-	-	-	-	1,891
	-	305,221	-	-	-	-	305,221
Balance, end of period	$ 30,013	$ 893,521	$ 11,119	$ 2,987	$ 53,182	-	$ 990,822

Second Quarter Operating Expenses

	Three months ended March 31	
	2006	2005
EXPENSES		
Amortization	1,585	317
Corporate and administration fees	5,120	6,559
Management and financial consulting	31,055	33,500
Office and miscellaneous	30,661	33,488
Professional fees	9,034	18,288
Promotion and advertising	19,145	33,246
Regulatory and transfer fees	14,704	37,415
Rent	2,865	2,775
Stock-based compensation (Note 8)	-	1,353,663
Travel and related costs	24,731	20,927
Loss before other items	(138,900)	(1,540,178)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	29,485,860
Options outstanding	2,170,000
Warrants outstanding	1,797,659
Fully diluted share capital	33,453,519

MESSINA MINERALS INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and Chief Executive Officer

MESSINA MINERALS INC.

BALANCE SHEETS
Unaudited
Prepared by Management

		March 2006		September 30 2005
ASSETS				
Current				
Cash and equivalents	$	567,334	$	550,305
Term deposit		3,301,000		1,500,000
Receivables		110,959		173,127
Prepaid expenses and deposits		6,510		49,120
		3,985,803		2,272,552
Building and equipment (Note 3)		69,869		71,141
Mineral properties and deferred exploration costs (Note 4)		5,697,009		3,329,939
Exploration advances (Note 5)		17,736		-
Long-term investment (Note 6)		20,875		20,875
	$	9,791,292	$	5,694,507

LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	391,949	$	437,486
Shareholders' equity				
Capital stock (Note 8)		19,180,932		14,992,232
Contributed surplus (Note 8)		2,010,468		1,906,131
Deficit		(11,792,057)		(11,641,342)
		9,399,343		5,257,021
	$	9,791,292	$	5,694,507

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

On behalf of the Board:

"Peter Tallman" Director *"Gary McDonald"* Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT
Unaudited
Prepared by Management

	Three months ended March 31		Six months ended March 31	
	2006	2005	2006	2005
EXPENSES				
Amortization	1,585	317	$ 3,170	$ 402
Corporate and administration fees	5,120	6,559	10,394	11,973
Management and financial consulting	31,055	33,500	55,361	46,000
Office and miscellaneous	30,661	33,488	43,919	38,943
Professional fees	9,034	18,288	18,392	26,683
Promotion and advertising	19,145	33,246	30,100	39,745
Regulatory and transfer fees	14,704	37,415	17,959	40,967
Rent	2,865	2,775	5,730	5,505
Stock-based compensation (Note 8)	-	1,353,663	-	1,401,854
Travel and related costs	24,731	20,927	28,363	22,695
Loss before other items	(138,900)	(1,540,178)	(213,388)	(1,634,767)
OTHER ITEMS				
Interest income	31,183	5,988	66,200	6,320
Write-off of mineral properties and deferred exploration costs (Note 4)	-	-	(3,527)	-
	31,183	5,988	62,673	6,320
Loss for the period	(107,717)	(1,534,190)	(150,715)	(1,628,447)
Deficit, beginning of period	(11,684,340)	(9,587,205)	(11,641,342)	(9,492,948)
Deficit, end of period	$ (11,792,057)	$ (11,121,395)	$ (11,792,057)	$ (11,121,395)
Basic and diluted loss per common share	$ (0.00)	$ (0.08)	$ (0.01)	$ (0.09)
Weighted average number of common shares outstanding during the year	29,480,860	19,161,891	29,166,941	18,372,599

The accompanying notes are an integral part of these financial statements

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS
Unaudited
Prepared by Management

	Three months ended March 31		Six months ended March 31	
	2006	**2005**	**2006**	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (107,717)	$ (1,534,190)	$ (150,715)	$ (1,628,447)
Items not affecting cash:				
Amortization	1,585	317	3,170	402
Stock-based compensation	-	1,353,663	-	1,401,854
Write-off of mineral properties and deferred exploration costs	-	-	3,527	-
Changes in non-cash working capital items:				
Increase in receivables	261,396	14,159	62,168	(14,589)
Increase in prepaid expenses and deposits	40,249	25,159	42,610	29,227
Increase (decrease) in accounts payable and accrued liabilities	(6,499)	178,385	(43,504)	151,189
Net cash used in operating activities	189,014	37,493	(82,744)	(60,364)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of building and equipment	-	(3,096)	(1,898)	(3,096)
Term deposits	730,000	-	(1,801,000)	-
Mineral properties and deferred exploration costs	(958,420)	(356,421)	(2,372,630)	(590,566)
Exploration advances	(17,736)	-	(17,736)	-
Proceeds from sale of long-term investment	43,668	-	-	-
Net cash used in investing activities	(202,488)	(359,517)	(4,193,264)	(593,662)
CASH FLOWS FROM FINANCING ACTIVITIES				
Fair value assigned to warrants issued	-	1,536,417	-	1,565,534
Capital stock issued for cash, net of offering costs of $352,813 (2005 - $32,712)	-	2,475,100	4,293,037	3,069,397
Net cash provided by financing activities	-	4,011,517	4,293,037	4,634,931
Increase in cash and equivalents during the period	(13,474)	3,689,493	17,029	3,980,905
Cash and equivalents, beginning of period	580,808	447,608	550,305	156,196
Cash and equivalents, end of period	$ 567,334	$ 4,137,101	$ 567,334	$ 4,137,101
Cash paid during the period for:				
Interest expense	$ -	$ -	$ -	$ -
Income taxes	-	-	-	-

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("the Company"), was incorporated under the laws of British Columbia and its principal business activities include acquiring and exploring mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

	March 31 2006	September 30 2005
Working capital	$ 3,593,854	$ 1,835,066
Deficit	$ (11,792,057)	$ (11,641,342)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2005. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. EQUIPMENT

	March 31, 2006			September 30, 2005		
	Cost	**Accumulated Amortization**	**Net Book Value**	**Cost**	**Accumulated Amortization**	**Net Book Value**
Computer equipment	$ 9,991	$ 3,932	$ 6,059	$ 8,093	$ 3,030	$ 5,063
Equipment	$ 8,562	2,376	6,186	8,562	1,284	7,278
Building	$ 60,000	2,376	57,624	60,000	1,200	58,800
	$ 78,553	$ 8,684	$ 69,869	$ 76,655	$ 5,514	$ 71,141

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total March 31 2006
Acquisition costs							
Balance, beginning of period, being balance at end of period	$ 1	$ 100,313	$ 1,000	$ 500	$ 57,000	$ -	$ 158,814
Deferred exploration costs							
Balance, beginning of period	11,252	2,979,930	21,976	20,288	137,679	-	3,171,125
Additions during the period:							
Assays, testing and analysis	-	38,537	-	1,146	5,431	-	45,114
Camp construction and supplies	-	124,774	223	2,387	14,012	224	141,620
Diamond drilling	-	1,110,615	-	-	77,731	-	1,188,346
Equipment rental	-	141,813	23	71	3,155	211	145,273
Geology, geophysics and prospecting	-	670,233	622	2,035	20,672	3,092	696,654
Labour	-	20,364	-	-	21,600	-	41,964
Staking, recording and lease rental	-	2,470	-	-	-	-	2,470
Surveying	-	36,200	11,952	6,048	40,000	-	94,200
Transportation and travel	-	8,111	-	-	6,845	-	14,956
	-	2,153,117	12,820	11,687	189,446	3,527	2,370,597
Written off during the period	-	-	-	-	-	(3,527)	(3,527)
Balance, end of period	11,252	5,133,047	34,796	31,975	327,125	-	5,538,195
Total, end of period	$ 11,253	$ 5,233,360	$ 35,796	$ 32,475	$384,125	$ -	$ 5,697,009

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total September 30 2005
Acquisition costs							
Balance, beginning of year	$ 1	$ 51,063	$ 1,000	$ 500	$ 57,000	$ -	$ 109,564
Additions during the year:							
Shares issued	-	49,250	-	-	-	36,000	85,250
Cash paid	-	-	-	-	-	25,000	25,000
	-	49,250	-	-	-	61,000	110,250
Written off during the year	-	-	-	-	-	(61,000)	(61,000)
Balance, end of year	1	100,313	1,000	500	57,000	-	158,814
Deferred exploration costs							
Balance, beginning of year	28,859	384,270	9,645	2,987	25,695	-	451,456
Additions during the year:							
Assays, testing and analysis	-	66,247	320	-	4,440	-	71,007
Camp construction and supplies	-	262,996	3,046	9,079	36,609	1,288	313,018
Diamond drilling	-	1,622,884	-	-	-	-	1,622,884
Equipment rental	-	40,627	629	909	5,486	-	47,651
Geology, geophysics and prospecting	-	510,580	3,847	4,463	29,952	2,500	551,342
Labour	-	20,954	646	646	1,292	-	23,538
Staking, recording and lease rental	3,268	100	-	-	-	-	3,368
Surveying	-	39,653	3,843	2,204	20,761	3,523	69,984
Transportation and travel	-	31,619	-	-	13,444	-	45,063
	3,268	2,595,660	12,331	17,301	111,984	7,311	2,747,855
Written off during the year	-	-	-	-	-	(7,311)	(7,311)
Balance, end of year	32,127	2,979,930	21,976	20,288	137,679	-	3,192,000
Recoveries							
Option payments received	(20,875)	-	-	-	-	-	(20,875)
Total	$ 11,253	$ 3,080,243	$ 22,976	$ 20,788	$194,679	$ -	$ 3,329,939

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, the Company wrote down mineral property and deferred exploration costs to a nominal value.

Pukaskwa claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter returns royalty ("NSR"). In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. During the year ended September 30, 2004, the Company entered into an option agreement with Windarra Minerals Ltd. ("Windarra"), a company related by way of common directors, regarding these claims, whereby Windarra has the right to acquire a 100% interest in the claims by issuing to the Company 50,000 common shares upon acceptance (issued, valued at $4,750) and a further 300,000 common shares over a period of 30 months from the date of acceptance (75,000 issued, valued at $16,125). Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement.

Tulks South Property, Newfoundland

The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland. The Company granted Windarra a 2% NSR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

To earn its 100% interest, the Company was required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2006 and issue 100,000 common shares over 3 years to a company with a common director (issued at a value of $67,250). The underlying interest holder is Falconbridge Limited ("Falconbridge"), formerly Noranda Inc. Falconbridge has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Falconbridge does not exercise its back in

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

rights, it will receive a 2% NSR.

Upon completion of a positive feasibility study, an additional 16,667 common shares of the Company will be issued to a company with a common director and the property will be subject to a 0.5% NSR. from the Company's share of the proceeds from production of the property.

Eagle Property
The Company acquired the Eagle property by staking.

Costigan Lake Property, Newfoundland
The Company acquired the Costigan Lake property by staking.

Long Lake Property, Newfoundland
The Company has an option to earn a 100% interest in certain mineral claims comprising the Long Lake property. To earn its interest, the Company was required to incur $1,293,871 in exploration expenditures by August 31, 2005. The deadline has been extended to December 31, 2007. At March 31, 2006, $966,946 (September 30, 2005 - $1,156,192) remained to be spent.

The optionee retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% NSR.

5. EXPLORATION ADVANCES

The Company has advanced amounts to suppliers for certain future exploration commitments. These amounts will be charged to deferred exploration costs as the services are provided.

6. LONG-TERM INVESTMENT

Long term investment consists of 125,000 shares of Windarra Minerals Ltd. These shares were received at a value of $20,875 as part of an option agreement on the Pukaskwa property (Note 4). At March 31, 2006, the market value of these shares was $31,250.

7. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

1. Paid or accrued Corporate Administration fees of $9,780 (2005 - $8,849) to an officer of the Company.

2. Paid or accrued management fees of $48,611 (2005 - $26,000) to a director and officer of the Company.

3. Paid or accrued geological consulting and equipment rental fees of $74,638 (2005 – nil) to a company controlled by an officer of the Company.

4. Paid or accrued geological consulting fees and equipment rental fees of $54,356 (2005 - $16,500) to a director and officer of the Company and companies controlled by this director and officer, which have been included in deferred exploration costs.

5. Paid or accrued legal fees of $34,805 (2005 – $20,043) to a company controlled by a director of the Company.

Included in accounts payable is $18,755 (2004 - $59,991) owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

8. CAPITAL STOCK

	Number Of Shares	Share Amount	Contributed Surplus
Authorized			
Unlimited common voting shares, without par value			
Issued			
Balance as at September 30, 2004	14,750,514	$ 10,026,457	$ 192,834
Issued for cash	9,768,884	4,892,401	-
Issued for property acquisition	35,000	85,250	-
Offering costs	-	(32,710)	-
Fair value of stock options granted	-	-	1,906,131
Transfer fair value of options exercised	-	81,781	(81,781)
Transfer fair value of warrants exercised	-	111,053	(111,053)
Tax benefits renounced to flow-through share subscribers	-	(172,000)	-
Balance as at September 30, 2005	24,554,398	14,992,232	1,906,131
Issued for cash	4,926,462	4,645,850	-
Offering costs	-	(352,813)	-
Fair value of agent's warrants	-	(104,337)	104,337
Balance, March 31, 2006	29,480,860	$ 19,180,932	$ 2,010,468

During the period ended March 31, 2006, the Company issued 2,528,212 flow through common shares at a price of $1.65 per share for proceeds of $4,171,550. Of this amount, $3,808,200 is a brokered private placement with the agents receiving a commission in the amount of $294,546 and 184,640 non-transferable agent's warrants. The agents' warrants entitle the holder to purchase one common share for a period of one year at an exercise price of $1.65 per unit.

During the year ended September 30, 2005, the Company completed private placements as follows:

- November 22, 2004 - issued 1,180,000 flow-through units at a price of $0.15 per unit for gross proceeds of $177,000. Each unit consists of one share and one share purchase warrant exercisable at $0.25 per unit for one year.

8. CAPITAL STOCK (cont'd)

- January 19, 2005 – issued 625,000 units at $0.80 and 200,000 flow-through units at $1.00 per unit for gross proceeds of $700,000. Each unit consists of one share and one share purchase warrant exercisable at $1.00 per unit for the non flow-through units and $1.25 per unit for the flow-through units for two years.
- February 16, 2005 – issued 1,557,770 units at $1.35 per unit and 275,667 flow-through units at $1.50 per unit for gross proceeds of $2,516,490. Each unit consists of one share and one-half share purchase warrant each whole warrant being exercisable at $1.60 per unit for the non flow-through units and $1.75 per unit for the flow-through units for one year.

Warrants

	Number of Warrants	Weighted Average Exercise Price		Expiry Date
Balance, September 30, 2004	6,008,334	$	0.24	October 24, 2004
Warrants issued				
Private Placement	1,180,000		0.25	November 22, 2005
Private Placement	625,000		1.00	January 19, 2007
Private Placement	200,000		1.25	January 19, 2007
Private Placement	778,885		1.60	February 16, 2007
Private Placement	137,834		1.75	February 16, 2007
Warrants exercised	(4,547,117)		0.25	
Warrants expired	(366,667)		0.45	
Balance, September 30, 2005	4,016,269		0.24	
Warrants issued				
Brokers' warrants	184,640		1.65	October 6, 2006
Warrants exercised	(2,398,250)		0.20	
Balance, March 31, 2006	1,802,659	$	1.38	

In January 2006, 916,719 share purchase warrants expiring February 16, 2006 were extended to an expiry date of February 16, 2007.

The fair value of the purchase warrants issued during the period was estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 3.3%; expected life – 1 year; dividend rate – 0%; volatility – 110%.

8. CAPITAL STOCK (cont'd)

Stock options

The Company has a stock option plan that grants options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. These options vest immediately with the individual. On termination of the optionee's relationship with the Company, the expiry date is adjusted to 90 days after the date of such termination. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at March 31, 2006:

Number Of Shares	Exercise Price	Expiry Date
100,000	$ 0.80	December 16, 2006
1,000,000	$ 1.55	January 20, 2007
500,000	$ 1.60	February 1, 2007
245,000	$ 1.60	June 6, 2007
325,000	$ 1.51	September 6, 2007

Stock option transactions for the period are summarized as follows:

	Number Of Options		Weighted Average Exercise Price
Balance, September 30, 2004	1,383,333	$	0.26
Options granted	2,170,000		1.53
Options exercised	(1,383,333)		0.26
Balance, September 30, 2005 and March 31,2006	2,170,000		1.53
Number of options currently exercisable	2,170,000	$	1.53

8. CAPITAL STOCK (cont'd)

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs of granting stock options. The Company granted a total of 2,170,000 stock options to directors and employees during the year ended September 30, 2005 with a weighted average fair value of $1.17 per option. The fair value of 2,170,000 stock options granted was estimated at $1,906,131 using the Black-Scholes option pricing model based on the following assumptions:

	2005
Risk-free interest rate	2.81 – 3.00%
Expected life of options	2 years
Annualized volatility	105 - 114%
Dividend rate	0.00%

9. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended March 31, 2006, the Company had the following significant non-cash transactions:

a) incurred accounts payable for deferred exploration costs of $365,000;
b) granted 184,640 agent's warrants as commission on a private placement.

11. SUBSEQUENT EVENTS

The Company has arranged a non-brokered private placement of up to 2,125,000 flow-through shares at a price of $2.00 per flow-through unit and up to 1,000,000 non flow-through units at a price of $1.75 per unit. Each unit consists of one common share and one-half of one share purchase warrant with each whole warrant exercisable at $2.00 for two years.

Corporate Data

May, 2006

Head Office

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

Registered Office and Solicitor

Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C.
V6E 2L3

Registrar and Transfer Agent

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Auditors

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

Directors and Officers

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director

Investor Contacts

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com

Capitalization

Authorized:	Unlimited
Issued:	29,485,860
Options:	2,170,000
Warrants:	1,797,659
Fully diluted:	33,453,519

Listing

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6
S.E.C. 12g3-2(b) Exemption: 82-2682

Form 52-109F2 ***Certification of Interim Filings***

I, Gary McDonald, Chief Financial Officer of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc. (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 24, 2006

"Gary McDonald"

Gary McDonald
CFO

Form 52-109F2 *Certification of Interim Filings*

I, Peter Tallman, President and CEO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc. (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 24, 2006

"Peter Tallman"

Peter Tallman
President & CEO

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

May 9, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on May 9, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 9th day of May, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

May 9, 2006

Messina Arranges $6M Private Placement

Messina Minerals Inc. ("MMI") has arranged a non-brokered private placement of up to 2,125,000 flow-through shares of its securities at a price of $2.00 per flow-through share and up to 1,000,000 non-flow-through units of its securities at a price of $1.75 per unit. Each unit consists of one common share and one-half of one warrant, with each whole warrant exercisable into one share at $2.00 for two years. Finders fees will be payable in accordance with the policies of the TSX Venture Exchange.

Non-flow-through proceeds of the placement will be used for working capital purposes.

Flow-through units will convey income tax benefits to the purchasers. Proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties, and particularly to accelerate the drilling program currently underway testing the Boomerang and Domino zinc-lead-copper-gold-silver discoveries on the Tulks South Property. The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina including the Tulks South Property.

The financing is subject to the approval of the TSX Venture Exchange.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

PRESS RELEASE

May 9, 2006

Messina Arranges $6M Private Placement

Messina Minerals Inc. ("MMI") has arranged a non-brokered private placement of up to 2,125,000 flow-through shares of its securities at a price of $2.00 per flow-through share and up to 1,000,000 non-flow-through units of its securities at a price of $1.75 per unit. Each unit consists of one common share and one-half of one warrant, with each whole warrant exercisable into one share at $2.00 for two years. Finders fees will be payable in accordance with the policies of the TSX Venture Exchange.

Non-flow-through proceeds of the placement will be used for working capital purposes.

Flow-through units will convey income tax benefits to the purchasers. Proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties, and particularly to accelerate the drilling program currently underway testing the Boomerang and Domino zinc-lead-copper-gold-silver discoveries on the Tulks South Property. The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina including the Tulks South Property.

The financing is subject to the approval of the TSX Venture Exchange.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

May 4, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on May 4, 2006 through the facilities of Canada Stockwatch and CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

Messina Minerals Hits 23.8% Zinc, 267 g/t Silver at Domino in Hole 100; Domino Extends to 200 Meters Strike Length

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 5th day of May, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

May 4, 2006

Messina Minerals ("MMI") Hits 23.8% Zinc, 267 g/t Silver at Domino in Hole 100; Domino Extends to 200 Meters Strike Length

HIGHLIGHTS:

* A total of five new holes have been completed testing the Domino massive sulphide. Three of these holes intersected high-grade zinc-copper-lead-gold-silver mineralization and have extended the strike length of Domino over 200 meters between 3780E to 3580E. Domino remains open to the east and west. See map "Domino Discovery Vertical Longitudinal" included with this release and on the Company's website.

* Hole GA06-100 has intersected 3.53 meters of zinc-rich massive sulphides assaying 1.0% copper, 8.7% lead, 23.8% zinc, 267 g/t silver and 1.3 g/t gold. GA06-100 is an 80 meter step out to the east of GA06-96 (NR Feb 27, 2006) which intersected a 10.58 meter interval assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold, and a 160 meter step out to the east of GA97-05 which intersected a 3.6 meter interval assaying 0.5% copper, 2.5% lead, 7.0% zinc, 73 g/t silver and 0.6 g/t gold.

* Hole GA06-103 has intersected 1.09 meters of zinc-rich massive sulphides assaying 0.4% copper, 3.0% lead, 8.1% zinc, 158 g/t silver and 0.9 g/t gold. GA06-103 is a 120 meter step out to the east of GA06-96 and a 200 meter step out to the east of GA97-05.

* Hole GA06-107 has intersected 1.16 meters of zinc-rich massive sulphides assaying 1.1% copper, 7.9% lead, 17.4% zinc, 322 g/t silver and 1.1 g/t gold. GA06-107 is a 120 meter step out to the east of GA06-96 and 25 meters vertically below GA06-103, and a 200 meter step out to the east of GA97-05.

* The gravity (density) anomaly associated with Domino extends from 4000E to 3100E, parallel to and distinct from the Boomerang gravity anomaly. The Domino anomaly is 'thinnest' between 3500E and 3600E and increases in intensity both to the west and to the east of holes GA06-103 and GA06-107, consistent with data obtained from drilling to date. See map "Boomerang – Zinc Zone Gravity" on the Company's website.

* Drilling to date at Domino has demonstrated consistency in metal grades and continuity of massive sulphide mineralization over the 200 meters tested. The Domino mineralization remains open in all directions.

* Three additional drill rigs are being mobilized to the Tulks South Property beginning tomorrow. They are expected to all be operating within two weeks.

DOMINO MASSIVE SULPHIDE DISCOVERY

Messina Minerals Inc. ("MMI") has intersected massive sulphide mineralization containing zinc, lead, copper, silver, and gold over a 200 meter strike length at the "Domino" zone within the Tulks South Property located in central Newfoundland, Canada. The Domino massive sulphide is located approximately 300 meters east of and 200 meters deeper than the eastern end of the Boomerang massive sulphide lens.

A total of 5 new holes have been completed testing the Domino massive sulphide (see map "Domino Discovery Vertical Longitudinal" included with this release and posted on the Company's website). Three of these holes intersected high-grade zinc-copper-lead-gold-silver mineralization and have extended the strike length of Domino over 200 meters between 3780E to 3580E. Two holes, GA06-98 and GA06-105 intersected the Domino horizon well beneath the interpreted level of Domino mineralization and did not return significant assay results.

From east to west, the following summarizes all holes that have intersected Domino massive sulphide zinc-lead-copper-gold-silver mineralization:

> GA97-05 at 3780E (drilled in 1997 by previous explorer) intersected a 3.6 meter interval of Domino massive sulphides assaying 0.5% copper, 2.5% lead, 7.0% zinc, 73 g/t silver and 0.6 g/t gold within a broader interval of significantly mineralized alteration.
>
> GA06-96 at 3700E (reported NR Feb 27, 2006) intersected a 10.58 meter interval assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold.
>
> New hole GA06-100 at 3620E intersected 3.53 meters of zinc-rich massive sulphides assaying 1.0% copper, 8.7% lead, 23.8% zinc, 267 g/t silver and 1.3 g/t gold.
>
> New hole GA06-103 at 3580E intersected 1.09 meters of zinc-rich massive sulphides assaying 0.4% copper, 3.0% lead, 8.1% zinc, 158 g/t silver and 0.9 g/t gold.
>
> New hole GA06-107 at 3580E, and 20 meters below GA06-103, intersected 1.16 meters of zinc-rich massive sulphides assaying 1.1% copper, 7.9% lead, 17.4% zinc, 322 g/t silver and 1.1 g/t gold.

Domino massive sulphide mineralization remains open both to the east and west. The "Domino Discovery Vertical Longitudinal" map shows all intersections through the Domino target horizon to date. GA05-19 is interpreted to be the bottom of Boomerang on section 3300E; significantly the massive sulphide in GA05-21 on 3300E is currently correlated with Domino and not Boomerang as previously interpreted.

The gravity (density) anomaly associated with Domino extends from 4000E to 3100E, parallel to and distinct from the Boomerang gravity anomaly. The Domino anomaly is 'thinnest' between 3500E and 3600E and increases in intensity both to the west and to the east of holes GA06-103 and GA06-107, consistent with data obtained from drilling to date. See map "Boomerang – Zinc Zone Gravity" on the Company's website.

Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina including the Tulks South Property.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



MESSINA MINERALS INC.
DOMINO DISCOVERY (ONLY)
VERTICAL LONGITUDINAL
facing southeast
KEY
Date: 4May06 NR
Hole ID: %Zn, %Pb, %Cu, g/t Au, g/t Ag
Hole ID: No significant assay
Hole ID (red): New drilling this NR
Scale as shown in meters
(Surface at 1400m Elev datum)
1100m Elev
1000m Elev
900m Elev
800m Elev
0.7 Zn
1.4 Pb
1.9 Cu
0.05 Au
41 Ag
over 0.3m
GA04-09
8.1 Zn
3.0 Pb
0.4 Cu
0.9 Au
158 Ag
over 1.09m
GA06-103
BOOMERANG
DISCOVERY
GA05-19
3.3 Zn, 1.3 Pb, 0.3 Cu
0.02 Au, 28 Ag / 4.35m
(bottom of Boomerang)
GA05-73
OPEN
GA06-100
23.8 Zn
8.7 Pb
1.0 Cu
1.3 Au
267 Ag
over 3.53m
GA06-96
7.3 Zn
5.5 Pb
0.5 Cu
1.0 Au
128 Ag
over 10.58m
GA06-107
17.4 Zn, 7.9 Pb, 1.1 Cu
1.1 Au, 322 Ag / 1.16m
OPEN
GA05-21
3.9 Zn
1.0 Pb
0.2 Cu
0.1 Au
37 Ag
over 0.85m
GA97-05
7.0 Zn
2.5 Pb
0.5 Cu
0.6 Au
73 Ag
over 3.6m
GA06-95
GA06-98
GA06-105
Massive pyrite bands
over 1.0m
4000E
3900E
3800E
3700E
3600E
3500E
3400E
3300E
GRID
EAST
GRID
WEST

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

PRESS RELEASE

May 4, 2006

Messina Minerals ("MMI") Hits 23.8% Zinc, 267 g/t Silver at Domino in Hole 100; Domino Extends to 200 Meters Strike Length

HIGHLIGHTS:

* A total of five new holes have been completed testing the Domino massive sulphide. Three of these holes intersected high-grade zinc-copper-lead-gold-silver mineralization and have extended the strike length of Domino over 200 meters between 3780E to 3580E. Domino remains open to the east and west. See map "Domino Discovery Vertical Longitudinal" included with this release and on the Company's website.

* Hole GA06-100 has intersected 3.53 meters of zinc-rich massive sulphides assaying 1.0% copper, 8.7% lead, 23.8% zinc, 267 g/t silver and 1.3 g/t gold. GA06-100 is an 80 meter step out to the west of GA06-96 (NR Feb 27, 2006) which intersected a 10.58 meter interval assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold, and a 160 meter step out to the west of GA97-05 which intersected a 3.6 meter interval assaying 0.5% copper, 2.5% lead, 7.0% zinc, 73 g/t silver and 0.6 g/t gold.

* Hole GA06-103 has intersected 1.09 meters of zinc-rich massive sulphides assaying 0.4% copper, 3.0% lead, 8.1% zinc, 158 g/t silver and 0.9 g/t gold. GA06-103 is a 120 meter step out to the west of GA06-96 and a 200 meter step out to the west of GA97-05.

* Hole GA06-107 has intersected 1.16 meters of zinc-rich massive sulphides assaying 1.1% copper, 7.9% lead, 17.4% zinc, 322 g/t silver and 1.1 g/t gold. GA06-107 is a 120 meter step out to the east of GA06-96 and 25 meters vertically below GA06-103, and a 200 meter step out to the east of GA97-05.

* The gravity (density) anomaly associated with Domino extends from 4000E to 3100E, parallel to and distinct from the Boomerang gravity anomaly. The Domino anomaly is 'thinnest' between 3500E and 3600E and increases in intensity both to the west and to the east of holes GA06-103 and GA06-107, consistent with data obtained from drilling to date. See map "Boomerang – Zinc Zone Gravity" on the Company's website.

* Drilling to date at Domino has demonstrated consistency in metal grades and continuity of massive sulphide mineralization over the 200 meters tested. The Domino mineralization remains open in all directions.

* Three additional drill rigs are being mobilized to the Tulks South Property beginning tomorrow. They are expected to all be operating within two weeks.

DOMINO MASSIVE SULPHIDE DISCOVERY

Messina Minerals Inc. ("MMI") has intersected massive sulphide mineralization containing zinc, lead, copper, silver, and gold over a 200 meter strike length at the "Domino" zone within the Tulks South Property located in central Newfoundland, Canada. The Domino massive sulphide is located approximately 300 meters east of and 200 meters deeper than the eastern end of the Boomerang massive sulphide lens.

A total of 5 new holes have been completed testing the Domino massive sulphide (see map "Domino Discovery Vertical Longitudinal" included with this release and posted on the Company's website). Three of these holes intersected high-grade zinc-copper-lead-gold-silver mineralization and have extended the strike length of Domino over 200 meters between 3780E to 3580E. Two holes, GA06-98 and GA06-105 intersected the Domino horizon well beneath the interpreted level of Domino mineralization and did not return significant assay results.

From east to west, the following summarizes all holes that have intersected Domino massive sulphide zinc-lead-copper-gold-silver mineralization:

> GA97-05 at 3780E (drilled in 1997 by previous explorer) intersected a 3.6 meter interval of Domino massive sulphides assaying 0.5% copper, 2.5% lead, 7.0% zinc, 73 g/t silver and 0.6 g/t gold within a broader interval of significantly mineralized alteration.
>
> GA06-96 at 3700E (reported NR Feb 27, 2006) intersected a 10.58 meter interval assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold.
>
> New hole GA06-100 at 3620E intersected 3.53 meters of zinc-rich massive sulphides assaying 1.0% copper, 8.7% lead, 23.8% zinc, 267 g/t silver and 1.3 g/t gold.
>
> New hole GA06-103 at 3580E intersected 1.09 meters of zinc-rich massive sulphides assaying 0.4% copper, 3.0% lead, 8.1% zinc, 158 g/t silver and 0.9 g/t gold.
>
> New hole GA06-107 at 3580E, and 20 meters below GA06-103, intersected 1.16 meters of zinc-rich massive sulphides assaying 1.1% copper, 7.9% lead, 17.4% zinc, 322 g/t silver and 1.1 g/t gold.

Domino massive sulphide mineralization remains open both to the east and west. The "Domino Discovery Vertical Longitudinal" map shows all intersections through the Domino target horizon to date. GA05-19 is interpreted to be the bottom of Boomerang on section 3300E; significantly the massive sulphide in GA05-21 on 3300E is currently correlated with Domino and not Boomerang as previously interpreted.

The gravity (density) anomaly associated with Domino extends from 4000E to 3100E, parallel to and distinct from the Boomerang gravity anomaly. The Domino anomaly is 'thinnest' between 3500E and 3600E and increases in intensity both to the west and to the east of holes GA06-103 and GA06-107, consistent with data obtained from drilling to date. See map "Boomerang – Zinc Zone Gravity" on the Company's website.

Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are

assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina including the Tulks South Property.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —


MESSINA MINERALS INC.
DOMINO DISCOVERY (ONLY)
VERTICAL LONGITUDINAL
facing southeast
KEY
Date: 4May06 NR
Hole ID: %Zn, %Pb, %Cu, g/t Au, g/t Ag
Hole ID: No significant assay
Hole ID (red): New drilling this NR
Scale as shown in meters
(Surface at 1400m Elev datum)
1100m Elev
1000m Elev
900m Elev
800m Elev
GA05-73
GA04-09
0.7 Zn
1.4 Pb
1.9 Cu
0.05 Au
41 Ag
over 0.3m
8.1 Zn
3.0 Pb
0.4 Cu
0.9 Au
158 Ag
over 1.09m
GA06-103
BOOMERANG
DISCOVERY
GA05-19
3.3 Zn, 1.3 Pb, 0.3 Cu
0.02 Au, 28 Ag / 4.35m
(bottom of Boomerang)
OPEN
GA06-100
23.8 Zn
8.7 Pb
1.0 Cu
1.3 Au
267 Ag
over 3.53m
GA06-107
17.4 Zn, 7.9 Pb, 1.1 Cu
1.1 Au, 322 Ag / 1.16m
GA06-96
7.3 Zn
5.5 Pb
0.5 Cu
1.0 Au
128 Ag
over 10.58m
GA97-05
7.0 Zn
2.5 Pb
0.5 Cu
0.6 Au
73 Ag
over 3.6m
GA06-95
GA06-98
GA06-105
Massive pyrite bands
over 1.0m
GA05-21
3.9 Zn
1.0 Pb
0.2 Cu
0.1 Au
37 Ag
over 0.85m
OPEN
4000E
3900E
3800E
3700E
3600E
3500E
3400E
3300E
GRID
EAST
GRID
WEST

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

May 3, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on May 3, 2006 through the facilities of Canada Stockwatch and CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

The Company has entered into an option agreement dated January 6, 2006 with Aldrin Resource Corp. ("Aldrin") whereby Aldrin can earn an undivided 50% interest in Messina's interest in a portion of the Long Lake Property termed "Reid Lot 229" in central Newfoundland, Canada.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 5th day of May, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

May 3, 2006

MESSINA MINERALS ("MMI") OPTIONS REID LOT 229 PROPERTY TO ALDRIN

Messina Minerals Inc. ("MMI") announces that the Company has entered into an option agreement dated January 6, 2006 with Aldrin Resource Corp. ("Aldrin") whereby Aldrin can earn an undivided 50% interest in Messina's interest in a portion of the Long Lake Property termed "Reid Lot 229" in central Newfoundland, Canada. To earn its interest, Aldrin must incur $300,000 in exploration expenditures before December 31, 2006 and a further $500,000 before December 31, 2007, issue to Messina a total of 1,000,000 shares on or before August 31, 2007, and pay Messina the sum of $600,000 on or before December 31, 2007. Messina is operator during the earn-in phase and becomes operator if a joint venture is formed. A requirement of the option was the consent of Falconbridge Limited which has now been received, and the approval of the TSX Venture Exchange which is pending.

The Reid Lot 229 Property (4,008.95 hectares) comprises approximately half of Messina's mineral holdings (8,783.95 hectares total) in the Long Lake volcanic belt. The Long Lake Property is held under option from Falconbridge Limited; at December 31, 2005 a total of $1,040,674 is required to be spent on this property prior to December 31, 2007 to earn a 100% interest.

The Reid Lot 229 property hosts several zones of massive sulphide zinc-copper-lead-silver-gold mineralization including the 'Main' Zone, the 'South Limb' and the 'East Zone'. The Main Zone was discovered by Noranda (now Falconbridge Limited) in 1994. The Main Zone was estimated by Noranda in 1997 to contain mineralization totaling approximately 500,000 tonnes of 16% zinc, 2% copper, 1% lead, 38 g/t silver and 0.9 g/t gold based upon five drill holes. This is an historical estimate of mineralization only. Messina has not done the work necessary to verify the estimate nor is the estimate compliant with current 43-101 requirements and therefore should be relied upon as a representation of mineralization only. The East Zone showing is comprised of widely spaced drill holes which have intersected high-grade zinc mineralization including 24.8% zinc and 28 g/t silver over 1.0 m in hole LL97-36. The South Limb showing is also comprised of widely spaced drill holes which have intersected high-grade zinc mineralization including 31.2% zinc and 103 g/t silver over 0.8 m in hole LL97-31. The Reid Lot 229 property has excellent potential for similar mineralization.

Messina has discovered two new high-grade zinc-lead-copper-gold-silver massive sulphide prospects within the Tulks Volcanic belt on its 100% owned Tulks South Property adjoining the Long Lake Property. The option agreement with Aldrin allows Messina to focus funds previously allocated for Long Lake on continued exploration of the Tulks South Property and the Tulks volcanic belt during 2006.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


MESSINA MINERALS INC.
DOMINO DISCOVERY (ONLY)
VERTICAL LONGITUDINAL
facing southeast
KEY
Date: 4May
Hole ID: %Zn, %Pb, %Cu, g/t Au,
Hole ID: No significant assay
Hole ID (red): New drilling this NR
Scale as shown in meters
(Surface at 1400m Elev datum)
1100m Elev
1000m Elev
900m Elev
800m Elev
0.7 Zn
1.4 Pb
1.9 Cu
0.05 Au
41 Ag
over 0.3m
GA04-09
8.1 Zn
3.0 Pb
0.4 Cu
0.9 Au
158 Ag
over 1.09m
GA06-103
BOOMERANG
DISCOVERY
GA05-19
3.3 Zn, 1.3 Pb, 0.3
0.02 Au, 28 Ag / 4.
(bottom of Boomera
GA05-73
OPEN
GA06-100
23.8 Zn
8.7 Pb
1.0 Cu
1.3 Au
267 Ag
over 3.53m
GA06-96
7.3 Zn
5.5 Pb
0.5 Cu
1.0 Au
128 Ag
over 10.58m
GA06-107
17.4 Zn, 7.9 Pb, 1.1 Cu
1.1 Au, 322 Ag / 1.16m
OPEN
GA05-21
3.9 Zn
1.0 Pb
0.2 Cu
0.1 Au
37 Ag
over 0.85
GA97-05
7.0 Zn
2.5 Pb
0.5 Cu
0.6 Au
73 Ag
over 3.6m
GA06-95
GA06-98
GA06-105
Massive pyrite bands
over 1.0m
4000E
3900E
3800E
3700E
3600E
3500E
3400E
3300E
GRID
EAST
GRID
WEST

Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **May 3, 2006**

MESSINA MINERALS ("MMI") OPTIONS REID LOT 229 PROPERTY TO ALDRIN

Messina Minerals Inc. ("MMI") announces that the Company has entered into an option agreement dated January 6, 2006 with Aldrin Resource Corp. ("Aldrin") whereby Aldrin can earn an undivided 50% interest in Messina's interest in a portion of the Long Lake Property termed "Reid Lot 229" in central Newfoundland, Canada. To earn its interest, Aldrin must incur $300,000 in exploration expenditures before December 31, 2006 and a further $500,000 before December 31, 2007, issue to Messina a total of 1,000,000 shares on or before August 31, 2007, and pay Messina the sum of $600,000 on or before December 31, 2007. Messina is operator during the earn-in phase and becomes operator if a joint venture is formed. A requirement of the option was the consent of Falconbridge Limited which has now been received, and the approval of the TSX Venture Exchange which is pending.

The Reid Lot 229 Property (4,008.95 hectares) comprises approximately half of Messina's mineral holdings (8,783.95 hectares total) in the Long Lake volcanic belt. The Long Lake Property is held under option from Falconbridge Limited; at December 31, 2005 a total of $1,040,674 is required to be spent on this property prior to December 31, 2007 to earn a 100% interest.

The Reid Lot 229 property hosts several zones of massive sulphide zinc-copper-lead-silver-gold mineralization including the 'Main' Zone, the 'South Limb' and the 'East Zone'. The Main Zone was discovered by Noranda (now Falconbridge Limited) in 1994. The Main Zone was estimated by Noranda in 1997 to contain mineralization totaling approximately 500,000 tonnes of 16% zinc, 2% copper, 1% lead, 38 g/t silver and 0.9 g/t gold based upon five drill holes. This is an historical estimate of mineralization only. Messina has not done the work necessary to verify the estimate nor is the estimate compliant with current 43-101 requirements and therefore should be relied upon as a representation of mineralization only. The East Zone showing is comprised of widely spaced drill holes which have intersected high-grade zinc mineralization including 24.8% zinc and 28 g/t silver over 1.0 m in hole LL97-36. The South Limb showing is also comprised of widely spaced drill holes which have intersected high-grade zinc mineralization including 31.2% zinc and 103 g/t silver over 0.8 m in hole LL97-31. The Reid Lot 229 property has excellent potential for similar mineralization.

Messina has discovered two new high-grade zinc-lead-copper-gold-silver massive sulphide prospects within the Tulks Volcanic belt on its 100% owned Tulks South Property adjoining the Long Lake Property. The option agreement with Aldrin allows Messina to focus funds previously allocated for Long Lake on continued exploration of the Tulks South Property and the Tulks volcanic belt during 2006.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

April 21, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on April 21, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 21st day of April, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005 venture 50 TSX

PRESS RELEASE

April 21, 2006

Weather Slows Messina ("MMI") Drilling in Newfoundland

Messina Minerals Inc. advises that the cumulative effects over time of lousy and unusually wet weather associated with spring 'break-up' in Newfoundland has slowed ongoing drilling and reporting of results from the Domino and Boomerang zinc-lead-copper-gold-silver discoveries on the Company's Tulks South Property in central Newfoundland.

In the past few days, heavy rainfall along the north coast of Newfoundland has caused flooding in several communities; this story has made national news. The business offices of Messina's drilling subcontractor and assay offices and assay laboratory buildings have been affected. Additionally, these communities are home to some of Messina's employees and many of its subcontractors' employees. The flooding will result in some unusual and temporary additional delays in the flow of results from the project. The priority for the Company is to allow those affected individuals, families, and subcontractors time to deal with the problem.

DRILLING UPDATE
One drill rig continues to test the Domino massive sulphide discovery (see NR February 27, 2006). The objective of this program in the short term is to test for Domino mineralization along strike to the west. A total of six new holes are planned in this work phase and results will be announced upon receipt of assays.

Two additional drill rigs have been requested for drill testing the Domino, Boomerang, and Zinc Zone targets; to be mobilized as soon as weather and road conditions allow.

The Tulks South Property is located in central Newfoundland, Canada and hosts the Company's recent Boomerang and Domino zinc-lead-copper-gold-silver massive sulphide discoveries. The Company has extensive mineral land holdings in central Newfoundland totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

April 21, 2006

Weather Slows Messina ("MMI") Drilling in Newfoundland

Messina Minerals Inc. advises that the cumulative effects over time of lousy and unusually wet weather associated with spring 'break-up' in Newfoundland has slowed ongoing drilling and reporting of results from the Domino and Boomerang zinc-lead-copper-gold-silver discoveries on the Company's Tulks South Property in central Newfoundland.

In the past few days, heavy rainfall along the north coast of Newfoundland has caused flooding in several communities; this story has made national news. The business offices of Messina's drilling subcontractor and assay offices and assay laboratory buildings have been affected. Additionally, these communities are home to some of Messina's employees and many of its subcontractors' employees. The flooding will result in some unusual and temporary additional delays in the flow of results from the project. The priority for the Company is to allow those affected individuals, families, and subcontractors time to deal with the problem.

DRILLING UPDATE
One drill rig continues to test the Domino massive sulphide discovery (see NR February 27, 2006). The objective of this program in the short term is to test for Domino mineralization along strike to the west. A total of six new holes are planned in this work phase and results will be announced upon receipt of assays.

Two additional drill rigs have been requested for drill testing the Domino, Boomerang, and Zinc Zone targets; to be mobilized as soon as weather and road conditions allow.

The Tulks South Property is located in central Newfoundland, Canada and hosts the Company's recent Boomerang and Domino zinc-lead-copper-gold-silver massive sulphide discoveries. The Company has extensive mineral land holdings in central Newfoundland totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

April 19, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on April 19, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 19th day of April, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

April 19, 2006

Messina Minerals ("MMI") Earns 100% Interest in Tulks South Property, Newfoundland From Falconbridge Limited

Messina Minerals Inc. ("MMI") has received acknowledgement from Falconbridge Limited that Messina has satisfied all of the requirements of the Tulks South Property Agreement and Messina has thereby exercised the option and earned a 100% interest in the Property. The Agreement required $1.75 million in work expenditures on the Property before July 15, 2006; to date Messina has incurred exploration expenditures totaling approximately $5.2 million. Mineral titles comprising the Tulks South Property are now held by Messina, free of any restrictions, and will remain in good standing until at least 2015. Falconbridge still retains a residual right to back in for 50% if >10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report. If Falconbridge exercises the back in right it would pay 150% of feasibility costs to that point or revert to a 2% net smelter return royalty.

Formal exercise of the Tulks South Property option is an important legal milestone in the evolution of Messina as an emerging base metal company. The Company has now eliminated all risk of ownership on its principal landholding that hosts the Boomerang and Domino lenses of base metal mineralization. With title to these prospective mineral lands being transferred from Falconbridge to the Company, Messina will control this valuable asset for the foreseeable future.

The Tulks South Property is located in central Newfoundland, Canada and hosts the Company's recent Boomerang (December 2004) and Domino (February 2006) zinc-lead-copper-gold-silver massive sulphide discoveries.

Page two

Messina's exploration effort is focused on its Tulks South Property testing for:

a) extensions of the known Boomerang mineralization

b) additional lenses of Boomerang-style mineralization in close proximity to Boomerang

c) extensions of the newly discovered Domino mineralization in all directions

d) other Boomerang-type targets elsewhere on the property.

Boomerang and Domino mineralization is comparable to ore mined from Buchans located 55 kilometers to the northeast. Buchans produced 16.2 million tonnes of sulphide ore grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold from five different ore lenses found within an area approximately 5 by 3 kilometers in size; possibly analogous to the area containing Messina's Boomerang, Domino, Zinc Zone, Baxter Pond and Pats Pond massive sulphide targets.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

April 19, 2006

Messina Minerals ("MMI") Earns 100% Interest in Tulks South Property, Newfoundland From Falconbridge Limited

Messina Minerals Inc. ("MMI") has received acknowledgement from Falconbridge Limited that Messina has satisfied all of the requirements of the Tulks South Property Agreement and Messina has thereby exercised the option and earned a 100% interest in the Property. The Agreement required $1.75 million in work expenditures on the Property before July 15, 2006; to date Messina has incurred exploration expenditures totaling approximately $5.2 million. Mineral titles comprising the Tulks South Property are now held by Messina, free of any restrictions, and will remain in good standing until at least 2015. Falconbridge still retains a residual right to back in for 50% if >10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report. If Falconbridge exercises the back in right it would pay 150% of feasibility costs to that point or revert to a 2% net smelter return royalty.

Formal exercise of the Tulks South Property option is an important legal milestone in the evolution of Messina as an emerging base metal company. The Company has now eliminated all risk of ownership on its principal landholding that hosts the Boomerang and Domino lenses of base metal mineralization. With title to these prospective mineral lands being transferred from Falconbridge to the Company, Messina will control this valuable asset for the foreseeable future.

The Tulks South Property is located in central Newfoundland, Canada and hosts the Company's recent Boomerang (December 2004) and Domino (February 2006) zinc-lead-copper-gold-silver massive sulphide discoveries.

Messina's exploration effort is focused on its Tulks South Property testing for:
a) extensions of the known Boomerang mineralization
b) additional lenses of Boomerang-style mineralization in close proximity to Boomerang
c) extensions of the newly discovered Domino mineralization in all directions
d) other Boomerang-type targets elsewhere on the property.

Boomerang and Domino mineralization is comparable to ore mined from Buchans located 55 kilometers to the northeast. Buchans produced 16.2 million tonnes of sulphide ore grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold from five different ore lenses found within an area approximately 5 by 3 kilometers in size; possibly analogous to the area containing Messina's Boomerang, Domino, Zinc Zone, Baxter Pond and Pats Pond massive sulphide targets.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares of which 20,110 hectares are 100% owned by Messina.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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